FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   March 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: March 27, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
March 27, 2006

Orezone Announces $9.3M Budget for Essakane Project
Program to complete pre-feasibility study

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that its joint venture partner Gold Fields Limited (“Gold Fields”) has approved US $9.3M in expenditures for the Essakane gold project in Burkina Faso, West Africa. The program will consist of continued drilling of the Essakane Main Zone (“EMZ”) and surrounding targets to expand resources, ongoing engineering work relating to the pre-feasibility study, and a significant re-assaying program. The latest budget will take the project through to September, 2006 and increases Gold Fields’ total commitment to the Essakane Project to over $30 million.

Re-assaying Program
The EMZ is known to contain a significant percentage of coarse particulate gold. Recent metallurgical test work indicates that only partial leaching of this coarse gold may have taken place under the previous assay procedure and that the undissolved gold is not always detected by a single fire assay of the tailing or residues. As a result, the grade of the deposit may be understated. A modified sampling protocol has been initiated that will involve a finer grind and adding a commercial accelerant to almost entirely leach gold from the samples within 24 hours. Approximately 30,000 new exploration and definition samples from the EMZ are to be processed through the new procedure. In addition, a 20,000 sample re-assaying program will be initiated. Charles Taschereau, Country Manager for Gold Fields in Burkina Faso stated that “the re-assay program will take five to eight months to complete and if successful, the new analyses could lead to an improved overall grade and a significant increase in the contained gold of the deposit.”

Resource Update
As of August, 2004 the EMZ had an indicated resource of 49 Mt grading 1.5 g/t (2.4 Moz) and an inferred resource of 5.7 Mt grading 1.7 g/t (0.3 Moz) based on a 0.5 g/t cut off grade. Since that time over 100,000m of additional infill, expansion and exploration drilling has been completed. This has included oriented diamond core holes to develop the geological model, particularly as it relates to new zones of mineralization that were discovered below the EMZ early in 2005. A revised JORC compliant resource calculation for the EMZ based on the new model is expected to be completed by RSG Global shortly. It will be updated again in the fall based on results from the new drilling and re-assaying programs. At that time, Gold Fields also expects to finalize the pre-feasibility study with completion of a bankable feasibility scheduled for 2007.

$640,000 Regional Exploration Program
The 1,433 km(2) Essakane permit covers the western half of the Gorouol Sedimentary Basin in north eastern Burkina Faso. It contains a number of large gold-in-soil anomalies with widespread artisanal mining activity. Some of these targets were drilled in 2004 prior to a decision being made to focus on the EMZ early in 2005. The Falagountou target, 6km east of the EMZ, is the most advanced. To date, 14,470 m of drilling has been completed and a near surface, mineralized zone that is approximately 250m by 500m in size has been outlined. It remains open to the east, west and south. The best intersections to date include

6.8 g/t over 22m in Hole FRC654, 20.4 g/t over 11m in hole FRC653, 4.9 g/t over 17 m in hole FRC918 and 7.8 g/t over 20m in hole FRC928. Under the new budget, Gold Fields will commence a US$200,000 program to continue resource definition drilling at Falagountou. In addition, Orezone will operate a US$440,000, 5,300m drill program (funded 50/50 by the JV partners) to drill around the Falagountou discovery and to drill the Gossey and Sokadie targets.

RC samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach. Diamond drill samples were collected at a minimum of 1.5m down the hole and analyzed by 50g fire assay. Assaying was performed by SGS and Transworld at Tarkwa, Ghana and by Abilabs in Bamako, Mali which are used by a wide range of international companies operating in West Africa. A minimum of 10% of the samples are for QA/QC, which includes duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Pascal Marquis, VP Exploration and Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

Ron Little, President of Orezone stated that, “We pleased with the efforts to expand the scope of the entire project by drilling along strike in the EMZ and drilling some of the surrounding advanced targets.” He added that “if the coarse gold content proves to have been understated by the previous sampling and assaying procedure, this will prove to be another bonus for the size and economics of the project.”

There are currently five drill rigs on the Essakane project. Of these, three rigs are working on definition core drilling on the EMZ and its possible extensions, one rig is working on core drilling of the exploration targets, and one RC rig is drilling the possible extensions of the Falagountou target.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa, where partner Gold Fields Limited is earning a 60 per cent interest by financing a bankable feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa, which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com (613) 241-3699	gbowes@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.